Exhibit 99.6

May 17, 2019

Chairman’s Report to Shareholders:

The time since the last Annual Report to Shareholders has been productive in terms of advancement of the Ixtaca project, if not in terms of our valuation in the stock market.

Ixtaca completed a detailed feasibility study in December of 2018. This study confirmed Ixtaca as an economically robust project. and which also has the potential to convey immense benefits to surrounding communities in the form of taxes, training, employment, and security of water supply, among other things.

The project has the potential to be a showcase of modern mining in Mexico as it draws on best available technologies such as dry-stack filtered tailings and X-ray Transmission (XRT) ore sorting. It is also at the forefront of socially responsible projects, given the extensive and fully transparent consultation programs which have been underway for many years and the completion of the high quality Mexican standard of social engagement, known as an “Evaluación de Impacto Social”, or “EVIS”.

At the time of writing, we are engaged in the process of environmental permitting, which we currently anticipate will be completed sometime in Q4 this year. We are also engaged in initial discussions with potential project funding groups. Our ambitious target is to end the year with a project which has its environmental permits in hand and a viable project funding plan in place. Should that be the case, 2020 will become a major year of transition for the Company as we look to our technical team to start building Ixtaca.

In the meantime, challenges remain and it is commonplace for fear to overwhelm optimism during the permitting stage, particularly since mining stocks in general have been ignored in the marketplace. The exciting potential of a new, significant modern mine and the benefits that flow from it can be lost in the noise of market uncertainty and legal complaints from parties seeking changes to government policies. Almaden is currently navigating these challenges and remains confident that Mexico will once again prove itself to be a rewarding jurisdiction for those companies prepared to operate to the highest of international standards.

I thank you for your support and believe that we can look forward with a great deal of optimism to the coming year.

Sincerely,

“Duane Poliquin”
Chairman